82-34635

Exemption No. ~~82-5235~~




05009653

Report of Foreign Private Issuer

Singer N.V.

SUPPL

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated June 30, 2005

7/12

Exemption No. 82-5225

Exhibit Index to Report

Exhibit No.

1.	Quarterly Report – Singer N.V. For the Quarterly Period Ended March 31, 2005
2.	Press Release dated May 20, 2005
3.	Press Release dated June 23, 2005

Exemption Number 82-5225


SINGER

QUARTERLY REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

For the Quarterly Period Ended
March 31, 2005

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, NV Adminservice Corporation, located at 333 Westchester Avenue, White Plains, NY 10604. The Company's website is www.retailholdings.com. The Company is obligated to change its corporate name to a name not including the word "Singer" on or prior to September 29, 2005.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Laws in September 1999.

The Singer Creditor Trust has made the final distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Old Singer.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Common Shares to deviate substantially from their theoretical inherent value.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd.; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

SINGER N.V.

INDEX

PART I — **Page**

SINGER N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 and DECEMBER 31, 2004
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) March 31, 2005	(Audited) December 31, 2004
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 37,007	$ 40,038
Accounts receivable, net of allowances for doubtful accounts of $29,027 and $28,242, respectively	111,252	113,441
Inventories, net	56,634	51,898
Other current assets	15,682	13,773
Total current assets	220,575	219,150
Investment in operating affiliates	6,560	6,616
Installment receivables due in excess of one year	58,222	39,523
Property, plant and equipment, net	21,561	21,141
Goodwill and intangible assets, net	14,845	14,821
Other assets	35,545	34,525
Total assets	$ 357,308	$ 335,776
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 62,410	$ 48,370
Accounts payable	29,646	27,069
Accrued liabilities	22,492	19,747
Current portion of long-term debt	28,192	24,668
Total current liabilities	142,740	119,854
Long-term debt	38,418	38,359
Other non-current liabilities	31,551	31,365
Minority interest	63,001	62,317
Total liabilities	275,710	251,895
SHAREHOLDERS' EQUITY:		
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 5,661,970 in 2005 and 5,984,375 in 2004	57	60
Additional paid-in capital	96,486	97,132
Deficit	(8,388)	(6,293)
Accumulated other comprehensive loss	(6,557)	(7,018)
Total shareholders' equity	81,598	83,881
Total liabilities and shareholders' equity	$ 357,308	$ 335,776

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 and 2004 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	Three Months ended March 31, 2005	Three Months ended March 31, 2004
Revenues	$ 83,516	$ 72,044
Cost of revenues	55,267	45,364
Gross profit	28,249	26,680
Selling and administrative expenses	25,381	22,322
Operating income	2,868	4,358
Other income (expense):		
Interest expense	(2,039)	(1,945)
Equity in earnings (loss) from operating affiliates	141	(301)
Royalty expense	(797)	(682)
Other, net	631	780
Total other income (expense)	(2,064)	(2,148)
Income (loss) from continuing operations before provision for income taxes and minority interest	804	2,210
Provision for income taxes	1,221	1,728
Minority interest share in income	819	1,806
Loss from continuing operations	(1,236)	(1,324)
Discontinued operations		
Income from operations of Sewing business and trademark, before income taxes	-	4,830
Provision for income taxes of Sewing business and trademark	-	145
Loss on sale of Sewing business and trademark, net of tax benefit	(859)	-
Income from discontinued operations	(859)	4,685
Net income (loss) available to common shares	$ (2,095)	$ 3,361
Earnings (loss) per common share - basic and diluted		
Loss from continuing operations	$ (0.21)	$ (0.17)
Income (loss) from discontinued operations	$ (0.15)	$ 0.57
Net income (loss) available to common shares	$ (0.36)	$ 0.40
Basic weighted average common shares outstanding	5,770,070	7,870,826
Diluted weighted average common shares outstanding	6,181,539	8,316,522

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 and 2004 (Unaudited)
(in thousands of US dollars)

	Three Months ended March 31, 2005	Three Months ended March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (2,095)	$ 3,361
Adjustments to reconcile net income (loss) to net cash used in operating activities-		
Depreciation and amortization	761	782
Gain (loss) from disposal of property, plant and equipment	18	(181)
Loss from purchase of minority interest	-	41
Loss on sale of Sewing business and trademark, net of tax benefit	859	-
Income from operations of Sewing business and trademark, net of tax	-	(4,685)
Provision for doubtful accounts	2,226	1,625
Equity in loss from operating affiliates, net of dividends received	284	734
Minority interest share in loss	819	1,874
Foreign exchange loss	24	9
Change in assets and liabilities-		
Increase in accounts receivable and installment receivable due in excess of one year	(18,136)	(10,006)
Increase in inventory	(4,359)	(7,459)
Increase in other current assets	(1,741)	(3,086)
Increase in accounts payable and accrued expenses	4,124	6,009
Other, net	(877)	788
Total adjustments	(15,998)	(13,555)
Net cash used in operating activities	(18,093)	(10,194)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(1,091)	(711)
Proceeds from disposal of property, plant and equipment	28	312
Increase in investments in operating affiliates	-	(307)
Net cash used in investing activities	(1,063)	(706)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase in notes and loans payable	13,894	9,868
Additions to long-term debt	7,669	52
Payments of long-term debt	(4,875)	(1,593)
Purchase of treasury stock	(851)	-
Proceeds from stock options exercised	79	-
Net cash provided by financing activities	15,916	8,327
Effect of exchange rate changes on cash	299	(484)
Net decrease in cash and cash equivalents	(2,941)	(3,057)
CASH AND CASH EQUIVALENTS, at beginning of the period	39,948	27,550
CASH AND CASH EQUIVALENTS, at end of the period	$ 37,007	$ 24,493

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars)

1. BUSINESS AND ORGANIZATION

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan discussed below, effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the SINGER® trademark.

The Company is a holding company whose subsidiaries are engaged in retail distribution of a wide variety of consumer durable products in selected emerging markets, primarily in Asia, with consumer credit and other financial services available to qualified customers. Within the Retail segment, management is on a geographic basis.

On September 30, 2004, Singer completed the sale of the Singer worldwide Sewing business and the ownership of the SINGER® trademark for a total consideration of approximately $134.6 million to KSIN Holdings, Ltd. ("KSIN"), an affiliate of funds managed by Kohlberg & Co., LLC (the "KSIN Transaction"). The total consideration consisted of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes (the "KSIN Notes") and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles in the United States of America for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of interim period results have been included. Operating results for the three-month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2004 Annual Report dated April 2005.

Certain prior year amounts have been reclassified to conform to the 2005 presentation.

Recent Accounting Pronouncements

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock

options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for the Company as of January 1, 2006.

In December 2004, the FASB issued FASB Statement No. 151, "Inventory Costs," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006.

In December 2004, the FASB issued FASB Statement No. 153, "Exchanges of Nonmonetary Assets," which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges for nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The company applies FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The adoption of this standard had no effect on the Company's financial statements.

In May 2003, FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity," was issued. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and other wise because effective as of January 1, 2004, except for certain mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	March 31, 2005	December 31, 2004
Trade receivables	$ 10,968	$ 10,671
Installment receivables, net	210,363	185,456
Other, net	8,785	7,873
	230,116	204,000
Less:		
Unearned carrying charges	(60,642)	(51,036)
Installment receivables due in excess of one year	(58,222)	(39,523)
	$ 111,252	$ 113,441

4. OTHER ASSETS

Other assets is summarized as follows:

	March 31, 2005	December 31, 2004
Receivable associated with entities being liquidated in connection with the Reorganization Plan	13,755	13,755
Other, including the KSIN Notes	21,790	20,770
	$ 35,545	$ 34,525

The KSIN Notes bear interest at 10.0% per annum and are paid semi-annually in arrears on June 30 and December 31. On each interest payment date, up to 30% of the accrued and unpaid interest may be capitalized by increasing the outstanding principal amount. One third of the original principal amount of the KSIN Notes is due on September 30, 2010 and the remaining balance of the unpaid principal amount of the KSIN Notes and any accrued and unpaid interest thereon is due on September 30, 2011.

5. NOTES AND LOANS PAYABLE

Notes and loans payable due within one year consisted of:

	March 31, 2005	December 31, 2004
Thailand @ 3.0% (2004 - 2.6%) weighted average interest rate	$ 23,160	$ 13,300
Sri Lanka @ 9.6% (2004 - 10.2%) weighted average interest rate	18,203	15,843
India @ 13.9% (2004 - 13.9%) weighted average interest rate	7,549	7,416
Pakistan @ 6.3% (2004 - 6.2%) weighted average interest rate	4,535	3,415
Bangladesh @ 10.6% (2004 – 10.5%) weighted average interest rate	3,430	2,088
Philippines @ 12.4% (2004 – 13.1%) weighted average interest rate	1,242	1,231
Other @ 9.0% (2004 – 8.9%) weighted average interest rate	4,291	5,077
	$ 62,410	$ 48,370

Other notes and loans payable are with corporate and Jamaica. Corporate borrowings are denominated in US Dollars and Jamaica borrowings are denominated in local currency. Notes and loans payable are generally collateralized by receivables, inventory, and property, plant and equipment.

Covenants

As of March 31, 2005, there were no financial covenants in any corporate debt.

The terms of the financing agreements relating to Singer India Limited ("Singer India"), a public company that is a 62.6% owned subsidiary of the Company, contain, among other provisions, requirements for maintaining minimum financial covenants and remaining current on all interest and principal payments. As at March 31, 2005 and December 31, 2004, Singer India was in breach of certain financial covenants and in arrears on interest and principal repayments with respect to various financing agreements. Singer N.V. has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support in any circumstance although it may elect to do so in the context of a restructuring.

As of March 31, 2005 and December 31, 2004 the Company's other subsidiaries were in compliance with all applicable financial covenants in all other locations.

6. LONG-TERM DEBT

Long-term debt is summarized as follows:

	March 31, 2005	December 31, 2004
Bonds and Debentures:		
Sri Lanka - 10.5% due 2008	$ 4,552	$ 4,347
- 13.0% due 2005	3,008	2,871
Loans:		
Thailand – Kasikron Bank	8,628	9,641
Thailand – Bank of Asia	7,665	8,782
Thailand – Siam Commercial Bank	7,874	8,776
Thailand – Bank of Ayudhaya	7,670	-
Thailand – Bangkok Bank	6,972	7,712
Thailand – Asia Credit	3,834	4,284
Sri Lanka – National Development Bank	3,420	3,629
Sri Lanka – Mercantile Services Provident Society	4,011	3,349
Thailand – DBS Thai Danu Bank	2,237	2,570
Sri Lanka – Hatton National Bank	2,006	1,914
Other	4,733	5,152
	66,610	63,027
Less- current portion	(28,192)	(24,668)
	$ 38,418	$ 38,359

7. DISCONTINUED OPERATIONS

On September 30, 2004 Singer completed the KSIN Transaction. Accordingly, the results of operations for the Sewing business and SINGER® trademark are reported separately as discontinued operations and are summarized as follows:

	Three Months ended March 31, 2005 and2004			
Revenues	$	-	$	44,483
Operating income	$	-	$	4,719
Income from operations of Sewing business and trademark, Net of tax benefit	$	-	$	4,685
Loss on sale of Sewing business and trademark, net of tax benefit	$	(859)	$	-

The KSIN Transaction contains various provisions that may impact the purchase price and the ultimate amount of loss on disposal of the Sewing business and trademark (see Note 12).

As a result of the sale of the Sewing business and trademark, the Company recorded additional termination benefits of $859 during the three months ended March 31, 2005 as part of its ongoing efforts to reduce certain corporate administrative positions.

8. SHAREHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION

During 2004, the Company undertook a common stock repurchase plan. Under the plan, the Company purchased 375,185 shares in fiscal year 2004 for a total cost of $1,714; the Company repurchased 186,278 shares in 2005, under agreements negotiated during 2004, for a total cost of $851. These shares have been classified as Treasury Shares, reducing the number of issued and outstanding common shares by those amounts. This common stock repurchase plan was terminated on January 24, 2005. A new common stock repurchase plan was announced on April 22, 2005.

During 2004, the Company purchased allowed general unsecured claims against Old Singer which entitled the holder to 11,400 common shares of the Company; additionally, a subsidiary of Old Singer, in liquidation, made a final distribution, including a distribution to the Company, of 159,796 common shares. These shares have been classified as Treasury Shares, reducing the number of issued and outstanding common shares by those amounts.

In October 2004, as a consequence of the repayment of the Omnibus Agreement obligations, a security interest in 1,346,701 common shares of the Company held by a subsidiary was released; these shares are now classified as Treasury Shares.

In June 2004, the Company entered into a settlement agreement with the Singer Creditor Trust that resulted in 312,631 common shares of the Company formerly held by subsidiaries, to be classified as Treasury Shares. Pursuant to the terms of the KSIN transaction, those shares that were held by subsidiaries of the Company to be acquired by KSIN were acquired by the Company.

In March 2004, the Company purchased for one dollar the remaining 49% of the Common Shares and 100% of the Preferred Shares of Singer Italia SpA ("Singer Italy") that were previously owned by the minority shareholders. The Company reflected the resulting gain of $2,269 as an increase to Additional paid-in-capital.

9. COMPREHENSIVE INCOME

	Three Months ended March 31, 2005 and 2004	
Net income (loss)	$ (2,095)	$ 3,361
Other comprehensive income:		
Foreign currency translation adjustment	461	85
Comprehensive income (loss)	$ (1,634)	$ 3,446

10. EARNINGS PER SHARE OF COMMON STOCK

	Three Months Ended March 31, 2005 and 2004	
Weighted-average number of shares on which earnings per share calculations are based:		
Basic	5,770,070	7,870,826
Add - incremental shares associated with stock options	411,469	445,696
Diluted	6,181,539	8,316,522
Loss from continuing operations available to common shares	$ (1,236)	$ (1,324)
Income (loss) from discontinued operations, net of tax benefit	(859)	4,685
Income (loss) on which basic earnings per share is calculated	$ (2,095)	$ 3,361
Loss from continuing operations	$ (1,236)	$ (1,324)
Income (loss) from discontinued operations, net of tax benefit	(859)	4,685
Income (loss) on which diluted earnings per share is calculated	$ (2,095)	$ 3,361
Earnings (loss) per common share – basic and diluted		
Loss from continuing operations	$ (0.21)	$ (0.17)
Income (loss) from discontinued operations of Sewing business and trademark, net of tax	(0.15)	0.57
Income (loss) available to common shares	$ (0.36)	$ 0.40

11. SEGMENT RELATED INFORMATION

The Company is a holding company whose subsidiaries are engaged in retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers.

The operations and the performance of these subsidiaries by geographic area and corporate expenses is as follows:

Segment Data	Three Months ended March 31, 2005	and 2004
Revenues:		
Retail-		
Asia	$ 79,675	$ 68,186
Jamaica	3,841	3,858
Total revenues	$ 83,516	$ 72,044
Operating income:		
Retail-		
Asia	$ 4,242	$ 5,926
Jamaica	14	18
	4,256	5,944
Corporate and eliminations	(1,388)	(1,586)
Total operating income	$ 2,868	$ 4,358
Interest expense:		
Retail-		
Asia	$ 2,008	$ 1,611
Jamaica	31	-
	2,039	1,611
Corporate and eliminations	-	334
Total interest expense	$ 2,039	$ 1,945

	March 31, 2005	December 31, 2004
Total assets:		
Retail-		
Asia	$ 293,163	$ 266,841
Jamaica	11,174	12,509
	304,337	279,350
Corporate and eliminations	52,971	56,426
Total assets	$ 357,308	$ 335,776

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the periods presented. No single customer accounted for 10% or more of total revenues.

Assets by geographic area include those assets which are specifically identifiable with the operations in each area. Asia includes operations located in the Pacific and Asia regions.

12. SUBSEQUENT EVENT

In May 2005, the Company reached an agreement with KSIN on the post closing purchase price adjustment relating to the difference between the actual and the estimated closing working capital and debt related to the sale of the Sewing business and trademark in September 2004. The agreement will result in a gain of approximately $1.9 million to be recorded in discontinued operations in the second quarter of 2005.

PART II

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2004 and the unaudited consolidated financial statements of the Company for the three months ended March 31, 2005 and 2004. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein.

Results Of Operations

Three Months Ended March 31, 2005 and March 31, 2004

For the first quarter of 2005 ended March 31, 2005, the Company reported consolidated revenues of $83.5 million compared to $72.0 million for the first quarter of 2004, an increase of $11.5 million or 16.0%. The increase in revenues was primarily due to strong retail sales performances at almost all of the major Retail operating units in Asia, particularly in Thailand, Sri Lanka and the Philippines. India's sales, however, were substantially below prior year. Excluding India, the Company would have shown a 26.8% revenue increase for the quarter.

The Company's revenues for the first quarter of 2005 include $14.1 million of finance charges on consumer credit sales compared to $10.2 million in the first quarter of 2004. The increase in finance charges is primarily due to Thailand and Sri Lanka as a result of strong retail sales and promotion of credit, including longer average credit terms.

Gross profit for the three months ended March 31, 2005 was $28.3 million, representing a gross profit as a percentage of revenues of 33.8%, as compared to $26.7 million and a gross profit of 37.1% for the three months ended March 31, 2004. The decline in gross profit percentage is primarily due to a shift in Thailand's sales mix from appliances to motorcycles, which have a lower gross profit contribution.

Selling and administrative expenses for the three months ended March 31, 2005 were $25.4 million, representing 30.4% of revenues, as compared to $22.3 million and 31.0% of revenues for the three months ended March 31, 2004. The decrease in selling and administrative expenses as a percent of revenues is primarily due to Thailand's significant sales increase which exceeded the increase in fixed selling and administrative expenses. This was offset, in part by India's significant decline in revenues without a corresponding decrease in fixed selling and administrative expenses. Excluding India selling and administrative expenses as a percentage of revenue would have been 29.5% in the 2005 first quarter as compared to 31.7% in the 2004 first quarter.

Operating income for the three months ended March 31, 2005 and 2004 was $2.9 million and $4.4 million, respectively, while EBITDA (earnings before interest expense, taxes, depreciation and amortization) from continuing operations was $2.8 million and $3.1 million, respectively. The $1.5 million decline in operating income was due to a drop in India's operating income of $0.7 million coupled with the decrease in gross profit percentage for the quarter. The $0.3 million decrease in EBITDA from continuing operations reflects the decrease in operating income, partially offset by a drop in minority interest share in income.

Singer India has incurred substantial and growing losses over the last several years. These losses are primarily a result of the inability of the operation through new initiatives to generate adequate sales volume, coupled with the high turnover of personnel, increased competition and, during 2004 and

continuing into the first quarter of 2005, a severe liquidity crunch reflecting the impact of prior losses. Singer India is likely to continue to incur operating losses. The survival of that company will require a successful restructuring of its operations, which, in turn, will require the support and assistance of Singer India's banks and other stake holders. Given that such support has so far not been forthcoming, Singer India will be forced to seek legal protection against creditors.

Singer N.V. has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support in any circumstance although it may elect to do so in the context of a restructuring. Should the Company sell a sufficient portion of its equity stake in Singer India, Singer India be liquidated or the Company otherwise lose control of that operation so that it is no longer consolidated in the Singer N.V. results, then no further operating losses for Singer India will be recorded. At that time, approximately $5.0 million of the losses already recorded for Singer India will be reversed.

Interest expense was $2.0 million and $1.9 million for the three-month periods ended March 31, 2005 and 2004, respectively.

Equity earnings from Operating Affiliates totaled $0.1 million during the three-month period ended March 31, 2005 as compared to a $0.3 million loss for the same period in 2004. The $0.4 million improvement was primarily due to higher profitability at First Capital Ltd., an operating affiliate in Sri Lanka.

Royalty expense was $0.8 million and $0.7 million for the three-month periods ended March 31, 2005 and 2004, respectively. The increase in royalty expense is due to increased revenues in Singer Asia. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003.

Miscellaneous other income was $0.6 million for the three-month period ended March 31, 2005 as compared to other income of $0.8 million for the same period in 2004. Other income in 2005 was primarily due to interest income from investments and the KSIN notes receivable and foreign exchange gains. The other income for 2004 was primarily due to gains on sale of property.

Provision for income taxes amounted to $1.2 million in the three-month period ended March 31, 2005, as compared to a $1.7 million tax provision for the same period in 2004. The $0.5 million decline in provision for income taxes is primarily due to lower income taxes in Thailand, Sri Lanka and Indonesia in 2005 as compared to 2004.

Minority interest share in income was $0.8 million for the 2005 first quarter compared to $1.8 million for the same period in 2004. The decrease in minority interest income was primarily due to a decrease in profits in Singer Asia.

The Company's loss from continuing operations for the three months ended March 31, 2005 and 2004 was $1.2 million and $1.3 million, respectively. The decrease of $0.1 million is primarily due to the decrease in the provision for income taxes and a decline in minority interest share in income, offset by the decline in operating income.

The net loss available to common shares was $2.1 million for the three months ended March 31, 2005 as compared to net income available to common shares of $3.4 million for the same period in 2004, including $4.7 million income from discontinued operations of the Sewing segment and trademark, net of tax provision. This is equivalent to basic and diluted loss per common share of $0.36 and income per common share of $0.40, respectively. The $5.5 million deterioration in income is primarily due to the $0.9 million loss from discontinued operations of the Sewing business and trademark, net of tax expense,

that was realized in the first quarter of 2005, as compared to $4.7 million of income from discontinued operations in the first quarter of 2004.

Liquidity And Capital Resources

Three Months Ended March 31, 2005 and March 31, 2004

For the three months ended March 31, 2005, the company had a net cash outflow from operations of $18.1 million. This was primarily due to a $18.1 million increase in account receivables and a $4.4 million increase in inventories which was offset, in part, by a $4.1 million increase in accounts payable and accrued expenses. The increase in accounts receivable and inventory reflects the strong growth in the business and of consumer credit. Capital expenditures for the three months were $1.1 million. The increase in notes and loans payable amounted to $13.9 million while additions of long-term debt net of repayments totaled $2.8 million. The net effect was a decrease in cash and cash equivalents by $2.9 million to $37.0 million at March 31, 2005.

For the three months ended March 31, 2004, Singer had a net cash outflow from operations of $10.2 million primarily due to a $10.0 million increase in receivables, and a $7.4 million increase in inventory, which was offset, in part, by a $6.0 million increase in accounts payable and accrued expenses. Capital expenditures for the three months were $0.7 million. The increase in notes and loans payable amounted to $9.9 million and repayments of long-term debt were $1.5 million. The net effect was a decrease in cash and cash equivalents by $3.1 million to $24.5 million at March 31, 2004.

Working capital as of March 31, 2005 of $77.8 million showed a decrease of $21.5 million from the $99.3 million of working capital as at December 31, 2004. This decrease was primarily due to the increase in installment receivables due in excess of one year in Thailand (see Note 3).

The liquidity position of Singer India, is extremely serious. Singer India is currently unable to meet its obligations in a timely manner. Survival of Singer India would require a successful restructuring of the operation, which, in turn, would require the support and assistance of Singer India's banks and other stakeholders. Given that such support has so far not been forthcoming, Singer India will be forced to seek legal protection against creditors.

On April 22, 2005, the Company announced a new common stock repurchase plan.

Research and Development

The Company does not carry out significant research and development, thus amounts spent on research and development for the three months ended March 31, 2005 and 2004 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position. The amount spent on environmental and pollution matters were not material for the three months ended March 31, 2005 and 2004.

Market Risks

Singer has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet, are subject to foreign exchange rate fluctuations.

Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial conditions or results of operations in the near future.

There have been no material changes in the market risks faced by Singer since December 31, 2004. For a further discussion of these market risks and other risk factors see the Singer N.V.'s 2004 Annual Report dated April 2005.

FOR IMMEDIATE RELEASE
May 20, 2005

INFORMATION CONTACT
Barbara Wybraniec at (914) 220-5143

SINGER N.V. ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2005
OPERATIONS SHOW OVERALL IMPROVEMENT

May 20, 2005, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or "the Company") announced today its results for the first quarter of 2005.

2005 First Quarter Results

For the first quarter of 2005 ended March 31, 2005, the Company reported consolidated revenues of $83.5 million compared to $72.0 million for the first quarter of 2004, an increase of $11.5 million or 16.0%. The increase in revenues was primarily due to strong retail sales performances at almost all of the major Retail operating units in Asia, particularly in Thailand, Sri Lanka and the Philippines. India's sales, however, were substantially below prior year. Excluding India, the Company would have shown a 26.8% revenue increase for the quarter.

The Company's revenues for the first quarter of 2005 include $14.1 million of finance charges on consumer credit sales compared to $10.2 million in the first quarter of 2004. The increase in finance charges is primarily due to Thailand and Sri Lanka as a result of strong retail sales and promotion of credit, including longer average credit terms.

Gross profit for the three months ended March 31, 2005 was $28.3 million, representing a gross profit as a percentage of revenues of 33.8%, as compared to $26.7 million and a gross profit of 37.1% for the three months ended March 31, 2004. The decline in gross profit percentage is primarily due to a shift in Thailand's sales mix from appliances to motorcycles, which have a lower gross profit contribution.

Selling and administrative expenses for the three months ended March 31, 2005 were $25.4 million, representing 30.4% of revenues, as compared to $22.3 million and 31.0% of revenues for the three months ended March 31, 2004. The decrease in selling and administrative expenses as a percent of revenues is primarily due to Thailand's significant sales increase which exceeded the increase in fixed selling and administrative expenses. This was offset, in part by India's significant decline in revenues without a corresponding decrease in fixed selling and administrative expenses. Excluding India, selling and administrative expenses as a percentage of revenue would have been 29.5% in the 2005 first quarter as compared to 31.7% in the 2004 first quarter.

Operating income for the three months ended March 31, 2005 and 2004 was $2.9 million and $4.4 million, respectively, while EBITDA (earnings before interest expense, taxes, depreciation and amortization) from continuing operations was $2.8 million and $3.1 million, respectively.

The $1.5 million decline in operating income was due to a drop in India's operating income of $0.7 million coupled with a decrease in gross profit percentage for the quarter. The $0.3 million decrease in EBITDA from continuing operations reflects the decrease in operating income, partially offset by a drop in minority interest share in income.

Singer India has incurred substantial and growing losses over the last several years. These losses are primarily a result of the inability of the operation through new initiatives to generate adequate sales volume, coupled with the high turnover of personnel, increased competition and, during 2004 and continuing into the first quarter of 2005, a severe liquidity crunch reflecting the impact of prior losses. Singer India is likely to continue to incur operating losses. The survival of that company will require a successful restructuring of its operations, which, in turn, will require the support and assistance of Singer India's banks and other stake holders. Given that such support has so far not been forthcoming, Singer India will be forced to seek legal protection against creditors.

Singer N.V. has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support in any circumstance although it may elect to do so in the context of a restructuring. Should the Company sell a sufficient portion of its equity stake in Singer India, Singer India be liquidated or the Company otherwise lose control of that operation so that it is no longer consolidated in the Singer N.V. results, then no further operating losses for Singer India will be recorded. At that time, approximately $5.0 million of the losses already recorded for Singer India will be reversed.

Interest expense was $2.0 million and $1.9 million for the three-month periods ended March 31, 2005 and 2004, respectively.

Equity earnings from Operating Affiliates totaled $0.1 million during the three-month period ended March 31, 2005 as compared to a $0.3 million loss for the same period in 2004. The $0.4 million improvement was primarily due to higher profitability at First Capital Ltd., an operating affiliate in Sri Lanka.

Royalty expense was $0.8 million and $0.7 million for the three-month periods ended March 31, 2005 and 2004, respectively. The increase in royalty expense is due to increased revenues in Singer Asia. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003.

Miscellaneous other income was $0.6 million for the three-month period ended March 31, 2005 as compared to other income of $0.8 million for the same period in 2004. Other income in 2005 was primarily due to interest income from investments and the KSIN notes receivable and foreign exchange gains. The other income for 2004 was primarily due to gains on sale of property.

Provision for income taxes amounted to $1.2 million in the three-month period ended March 31, 2005, as compared to a $1.7 million tax provision for the same period in 2004. The $0.5 million decline in provision for income taxes is primarily due to lower income taxes in Thailand, Sri Lanka and Indonesia in 2005 as compared to 2004.

Minority interest share in income was $0.8 million for the 2005 first quarter compared to $1.8 million for the same period in 2004. The decrease in minority interest income was primarily due to a decrease in profits in Singer Asia.

The Company's loss from continuing operations for the three months ended March 31, 2005 and 2004 was $1.2 million and $1.3 million, respectively. The decrease of $0.1 million is primarily due to the decrease in the provision for income taxes and a decline in minority interest share in income, offset by the decline in operating income.

The net loss available to common shares was $2.1 million for the three months ended March 31, 2005 as compared to net income available to common shares of $3.4 million for the same period in 2004, including $4.7 million income from discontinued operations of the Sewing segment and trademark, net of tax provision. This is equivalent to basic and diluted loss per common share of $0.36 and income per common share of $0.40, respectively. The $5.5 million deterioration in income is primarily due to the $0.9 million loss from discontinued operations of the Sewing business and trademark, net of tax expense, that was realized in the first quarter of 2005, as compared to $4.7 million of income from discontinued operations in the first quarter of 2004.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V.

The Singer Retail business, the only operating business remaining following the completion of the KSIN Transaction, consists primarily of the distribution, through Company-owned retail stores and direct selling, of a wide variety of consumer durable products in selected emerging markets in Asia and Jamaica. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2004 Annual Report dated April 2005, and the prior Disclosure Statements and Reports dated April 2004, April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the investor section of the Company's website at **www.retailholdings.com.** Singer N.V. is obligated to change its corporate name to a name not including the word "Singer" on or prior to September 29, 2005.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd.; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at (914) 220-5143.

SINGER N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 and DECEMBER 31, 2004
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) March 31, 2005	(Audited) December 31, 2004
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 37,007	$ 40,038
Accounts receivable, net of allowances for doubtful accounts of $29,027 and $28,242, respectively	111,252	113,441
Inventories, net	56,634	51,898
Other current assets	15,682	13,773
Total current assets	220,575	219,150
Investment in operating affiliates	6,560	6,616
Installment receivables due in excess of one year	58,222	39,523
Property, plant and equipment, net	21,561	21,141
Goodwill and intangible assets, net	14,845	14,821
Other assets	35,545	34,525
Total assets	$ 357,308	$ 335,776
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 62,410	$ 48,370
Accounts payable	29,646	27,069
Accrued liabilities	22,492	19,747
Current portion of long-term debt	28,192	24,668
Total current liabilities	142,740	119,854
Long-term debt	38,418	38,359
Other non-current liabilities	31,551	31,365
Minority interest	63,001	62,317
Total liabilities	275,710	251,895
SHAREHOLDERS' EQUITY:		
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 5,661,970 in 2005 and 5,984,375 in 2004	57	60
Additional paid-in capital	96,486	97,132
Deficit	(8,388)	(6,293)
Accumulated other comprehensive loss	(6,557)	(7,018)
Total shareholders' equity	81,598	83,881
Total liabilities and shareholders' equity	$ 357,308	$ 335,776

SINGER N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 and 2004 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	Three Months ended March 31, 2005	Three Months ended March 31, 2004
Revenues	$ 83,516	$ 72,044
Cost of revenues	55,267	45,364
Gross profit	28,249	26,680
Selling and administrative expenses	25,381	22,322
Operating income	2,868	4,358
Other income (expense):		
Interest expense	(2,039)	(1,945)
Equity in earnings (loss) from operating affiliates	141	(301)
Royalty expense	(797)	(682)
Other, net	631	780
Total other income (expense)	(2,064)	(2,148)
Income (loss) from continuing operations before provision for income taxes and minority interest	804	2,210
Provision for income taxes	1,221	1,728
Minority interest share in income	819	1,806
Loss from continuing operations	(1,236)	(1,324)
Discontinued operations		
Income from operations of Sewing business and trademark, before income taxes	-	4,830
Provision for income taxes of Sewing business and trademark	-	145
Loss on sale of Sewing business and trademark, net of tax benefit	(859)	-
Income from discontinued operations	(859)	4,685
Net income (loss) available to common shares	$ (2,095)	$ 3,361
Earnings (loss) per common share - basic and diluted		
Loss from continuing operations	$ (0.21)	$ (0.17)
Income (loss) from discontinued operations	$ (0.15)	$ 0.57
Net income (loss) available to common shares	$ (0.36)	$ 0.40
Basic weighted average common shares outstanding	5,770,070	7,870,826
Diluted weighted average common shares outstanding	6,181,539	8,316,522

FOR IMMEDIATE RELEASE
June 23, 2005

INFORMATION CONTACT
Barbara Wybraniec at (914) 220-5143

SINGER N.V. ANNOUNCES SALE OF JAMAICA RETAIL BUSINESS

June 23, 2005, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or "the Company") announced today that it had sold Singer Jamaica Ltd. ("Singer Jamaica"), the Singer Retail business in Jamaica, to AON International Inc. for a total consideration of approximately $8.5 million.

Singer Jamaica operates 18 Singer® retail stores in Jamaica that sell a broad range of consumer durable products for the home, including furniture, with consumer credit available to qualified customers. Singer Jamaica had revenues of approximately $20.1 million in 2004.

Singer received $3.0 million in cash and a $0.5 million interest bearing, secured promissory note for the equity of the business being sold, which approximates book value. Singer Jamaica had outstanding inter-company payables of $5.0 million which have been restructured into two new interest bearing, secured promissory notes. Principal and interest on the promissory notes is payable over 4.5 years. The interest rate on the notes ranges from 2.1% to 10.0% per annum. The Company will recognize an accounting loss of approximately $1.6 million on the sale, largely representing the reversal of the accumulated foreign currency translation adjustment associated with the depreciation of the Jamaica dollar over the last several years.

AON International Inc. is a privately owned wholesale distributor of consumer durables throughout the Caribbean; they had previously acquired Singer's Retail business in Guyana.

Chairman's Comments

In commenting on the transaction, Stephen H. Goodman, Singer's Chairman, President and Chief Executive Officer noted, "I am pleased by the sale of Singer Jamaica. This represents the final divestment in the Company's restructuring program. Following the sale, Singer N.V. will be a holding company with no corporate debt and three well defined assets; a 56.8% equity interest in Singer Asia, the Company's only continuing operating business, significant cash holdings, and the promissory notes resulting from the Singer Jamaica transaction and from the sale last September of the Sewing business and trademark to KSIN Holdings Ltd.. We have also largely completed the restructuring of the Company's administrative structure to better reflect Singer's more concentrated business, smaller aggregate size and enhanced liquidity".

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several operating companies formerly owned by The Singer Company N.V.

The Singer Retail business in Asia, the only operating business remaining, consists primarily of the distribution, through Company-owned retail stores and direct selling, of a wide variety of consumer durable products in selected Asian emerging markets. Retail sales activities in these markets are strengthened by the offer of consumer credit provided by the Company to its customers. In some markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under the rules and regulations of the Netherlands Antilles. If the Common Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2004 Annual Report dated April 2005, and the prior Disclosure Statements and Reports dated April 2004, April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the investor section of the Company's website at **www.retailholdings.com**. Singer N.V. is obligated to change its corporate name to a name not including the word "Singer" on or prior to September 29, 2005.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may

also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at (914) 220-5143.